[redacted]

09056488

S ... S COMMISSION
... 549

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| SEC FILE NUMBER |
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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

## FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 2 2009
BRANCH OF REGISTRATIONS AND EXAMINATIONS
03

NAME OF BROKER-DEALER:

Gelber Securities, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM ID NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

141 W Jackson Ste 2135
(No. and Street)

Chicago (City) — Illinois (State) — 60604 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Frank Gelber — 3120427-7100
**(Area Code - Telephone No.)**

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
**(Name – if individual, state last, first, middle name)**

One South Wacker Drive, Suite 800 **(Address)** — Chicago **(City)** — Illinois **(State)** — 60606-3392 **(Zip Code)**

**CHECK ONE:**
- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

**Potential Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.**

SEC 1410 (06-02)

## OATH OR AFFIRMATION

I, Frank Gelber , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Gelber Securities, LLC, as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Sworn and subscribed to me on the 25th day of February 2009

Nancy J. Simenson
Notary Public

OFFICIAL SEAL
NANCY J. SIMENSON
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES 3-26-2009

Signature

Chief Financial Officer
Title

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statement of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent Auditor's Report on Internal Control.

**For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).

# Contents

# McGladrey & Pullen
Certified Public Accountants

**Independent Auditor's Report**

To the Member
Gelber Securities, LLC

We have audited the accompanying statement of financial condition of Gelber Securities, LLC (the Company) as of December 31, 2008, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Gelber Securities, LLC as of December 31, 2008 in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

Chicago, Illinois
February 27, 2009

**Gelber Securities, LLC**

**Statement of Financial Condition**
**December 31, 2008**

| | |
|---|---|
| **Assets** | |
| Cash | $ 383,708 |
| Cash segregated under federal regulations | 609,211 |
| Money market fund | 812,715 |
| Securities purchased under agreements to resell | 120,234,233 |
| Receivables | |
| Clearing brokers | 26,306,347 |
| Others | 12,251 |
| Securities owned ($74,472,334 pledged) | 78,428,425 |
| Exchange membership, at cost (fair value $1,708,320) | 164,242 |
| Other assets | 447,378 |
| **Total assets** | $ 227,398,510 |
| **Liabilities and Member's Equity** | |
| Liabilities | |
| Securities sold under agreements to repurchase | $ 73,907,276 |
| Payables | |
| Clearing brokers | 33,048,347 |
| Traders | 4,970,997 |
| Parent | 35,174 |
| Securities sold, not yet purchased | 63,473,108 |
| Accounts payable and accrued expenses | 275,402 |
| Total | 175,710,304 |
| Member's equity | 51,688,206 |
| **Total liabilities and member's equity** | $ 227,398,510 |

See Notes to Statement of Financial Condition.

## Note 1. Nature of Operations and Significant Accounting Policies

**Nature of Operations**: Gelber Securities, LLC (the Company) is a registered securities broker-dealer and a notice registered futures commission merchant. The Company is a wholly owned subsidiary of Gelber Group, LLC (the Parent), which is a registered futures commission merchant and a notice registered broker-dealer. The Parent controls the day-to-day operations, business, and affairs of the Company, including distributions and admittance of new members.

The Company enters into proprietary transactions, primarily U.S. Government securities, futures and options on futures, and clears all transactions through other broker-dealers and the Parent. The Company's proprietary traders participate in the net trading revenue generated from their trading activities. The Company also provides brokerage services to professional traders located in the United States and clears all customer transactions either on an omnibus or fully disclosed basis through other brokers. In addition, the Company from time to time invests in limited partnerships and limited liability companies.

**Use of Estimates**: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

**Cash Segregated Under Federal Regulations**: Cash segregated under federal regulations represents amounts segregated in a special reserve bank account for the exclusive benefit of customers pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.

**Fair Value of Financial Instruments**: Investments are recorded on trade date and reflected at fair value in accordance with Statement of Financial Accounting Standards No. 157, *Fair Value Measurements (SFAS 157)*.

**Securities and Commodities Transactions**: Securities and commodities transactions are recorded on trade date and carried at fair value based on quoted market prices. Unrealized gains or losses are included in revenue.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net as a payable to clearing brokers on the statement of financial condition.

Commissions earned and related expenses on securities transactions are recorded on trade date.

**Resale and Repurchase Agreements**: Securities purchased under agreements to resell (reverse repurchase or resale agreements) and securities sold under agreements to repurchase (repurchase agreements) are accounted for as collateralized financing transactions and are carried at the amounts at which the securities will subsequently be resold or reacquired as specified in the respective agreements; such amounts include accrued interest. It is the policy of the Company to obtain possession of collateral with a market value equal to or in excess of the principal amount loaned under resale agreements. Collateral is valued daily, and the Company may require counterparties to deposit additional collateral as appropriate.

**Exchange Membership**: The exchange membership includes shares in a derivatives exchange required to be held for operating purposes and, accordingly, is carried at historical cost. Exchange membership shares in excess of required shares are carried at market value, and are included in securities owned.

**Income Taxes**: Under the provisions of the Internal Revenue Code, the Company is treated as a division of the Parent. Accordingly, no provision or benefit for federal income taxes has been made as the Company's taxable income or loss is included in the tax return of the Parent.

## Note 1. Nature of Operations and Significant Accounting Policies, *Continued*

**Recently Issued Accounting Pronouncements**: In June 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48 (FIN 48), *Accounting for Uncertainty in Income Taxes*. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB Statement of Financial Accounting Standards (SFAS) No. 109, *Accounting for Income Taxes*. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition of tax benefits, classification on the balance sheet, interest and penalties, accounting in interim periods, disclosure and transition. In December 2008, the FASB provided for a deferral of the effective date of FIN 48 for certain nonpublic enterprises to annual financial statements for fiscal years beginning after December 15, 2008. The Company has elected this deferral and accordingly will be required to adopt FIN 48 in its 2009 annual financial statements. Prior to adoption of FIN 48, the Company will continue to evaluate its uncertain tax positions and related income tax contingencies under SFAS No. 5, *Accounting for Contingencies* (SFAS 5). SFAS 5 requires the Company to accrue for losses it believes are probable and can be reasonably estimated. Management is currently assessing the impact, if any, of FIN 48 on its financial position and results of operations.

In March 2008, the FASB released SFAS No. 161, *Disclosures about Derivative Instruments and Hedging Activities* (SFAS 161). SFAS 161 requires enhanced disclosures about an entity's derivative and hedging activities and thereby improves the transparency of financial reporting. Such disclosures include a description of (a) how and why an entity uses derivative instruments, (b) how derivative instruments are accounted for, and (c) how derivative instruments affect an entity's financial position, financial performance, and cash flows. The Statement requires qualitative disclosures about objectives and strategies for using derivatives and quantitative disclosures about fair value amounts of, and gains and losses on, derivative instruments. SFAS 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with earlier application encouraged. SFAS 161 is effective for the Company in its year ended December 31, 2009. This Statement encourages, but does not require comparative disclosures for earlier periods at initial adoption. Management is evaluating the implications of SFAS 161 and its potential effects on the financial position, results from operations and cash flows.

## Note 2. Fair Value of Financial Instruments

Effective January 1, 2008, the Company adopted the provisions of SFAS No. 157 *Fair Value Measurements* (SFAS 157), for assets and liabilities measured and reported at fair value. SFAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements.

SFAS 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. SFAS 157 requires the use of valuation techniques that are consistent with the market approach, the income approach and/or the cost approach. Inputs to valuation techniques refer to the assumptions that market participants would use in pricing the asset or liability. Inputs may be observable, meaning those that reflect the assumptions market participants would use in pricing the asset or liability developed based on market data obtained from independent sources, or unobservable, meaning those that reflect the reporting entity's own assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. In that regard, SFAS 157 establishes a fair value hierarchy for valuation inputs that gives the highest priority to quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. The fair value hierarchy is as follows:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

**Note 2. Fair Value of Financial Instruments,** *Continued*

Level 3: Significant unobservable inputs that reflect a reporting entity's own assumptions about the assumptions that market participants would use in pricing an asset or liability.

The following summarizes the Company's assets and liabilities measured for at fair value at December 31, 2008 using the fair value hierarchy of SFAS 157:

| | Level 1 | Level 2 | Level 3 | Total |
|---|---|---|---|---|
| Assets | | | | |
| Money market fund | $ 812,715 | $ - | $ - | $ 812,715 |
| Securities owned | | | | |
| Equities | 2,964,271 | - | - | 2,964,271 |
| Equity options | 31,140 | - | - | 31,140 |
| U.S. Government obligations | 75,203,016 | - | - | 75,203,016 |
| Exchange right privilege | - | 229,998 | - | 229,998 |
| Total securities owned | 78,198,427 | 229,998 | - | 78,428,425 |
| Total assets at fair value | $ 79,011,142 | $ 229,998 | $ - | $ 79,241,140 |
| Liabilities | | | | |
| Securities sold, not yet purchased | | | | |
| U.S. Government obligations | $ 63,377,829 | $ - | $ - | $ 63,377,829 |
| Equities | 45,792 | - | - | 45,792 |
| Equity options | 49,487 | - | - | 49,487 |
| Total liabilities at fair value | $ 63,473,108 | $ - | $ - | $ 63,473,108 |

**Note 3. Collateral Under Resale and Repurchase Agreements**

At December 31, 2008, the aggregate fair values of collateral obtained under resale agreements and securities deposited under repurchase agreements are substantially equal to the aggregate carrying values of the transactions reflected in the financial statements.

The fair value of collateral obtained under resale agreements at December 31, 2008, was approximately $118,460,000. The fair value of assets pledged as collateral under repurchase agreements represent securities owed of $72,223,330.

**Note 4. Receivable from and Payable to Clearing Brokers**

At December 31, 2008, receivable from and payable to clearing brokers consist of:

| | Receivables | Payables |
|---|---|---|
| Securities failed-to-deliver/receive | $ 10,346,764 | $ (33,048,347) |
| Correspondent accounts | 15,959,583 | - |
| Total | $ 26,306,347 | $ (33,048,347) |

## Note 5. Related-Party Transactions

The Company clears its commodities transactions through the Parent. At December 31, 2008, receivable from clearing brokers includes $612,471 due from the Parent.

The Parent provides various services, administrative support, and office space to the Company. Payable to Parent of $35,174 at December 31, 2008 represents amounts due under these arrangements.

## Note 6. Commitments and Contingencies

As an exchange clearing member, the Company guarantees to the clearing house the performance of other clearing house members and, under certain circumstances, would be subject to assessment. Any potential contingent liability under this guarantee cannot be estimated since it is based, in part, on the performance of other members. The Company has not recorded any contingent liability in the financial statements and believes that any potential requirement to make payments under this guarantee is remote.

In the ordinary course of business, the Company is subject to various litigation, regulatory, and arbitration matters. Although the effects of these matters cannot be determined, management of the Company believes that their ultimate outcome will not have a material effect on the financial position of the Company.

## Note 7. Indemnification

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of future obligation under these indemnifications to be remote.

## Note 8. Financial Instruments

**Proprietary Trading Activities**: In connection with its proprietary trading activities, the Company enters into transactions in a variety of cash and derivative financial instruments, including futures and options on futures. Futures contracts provide for the delayed delivery or purchase of financial instruments at a specified future date at a specified price or yield. An option contract conveys to the purchaser the right, but not the obligation, to buy or sell a financial instrument or commodity at a predetermined rate or price at a time in the future. These financial instruments may have market and/or credit risk in excess of the amounts recorded in the statement of financial condition.

**Market Risk**: Derivative financial instruments involve varying degrees of off-balance-sheet market risk. Changes in the market values of the underlying financial instruments may result in changes in the value of the financial instruments in excess of the amounts reflected in the statement of financial condition. Exposure to market risk is influenced by a number of factors, including the relationships between financial instruments and the Company's proprietary positions, and the volatility and liquidity in the markets in which the financial instruments are traded. In many cases, the use of derivative financial instruments serves to modify or offset market risk associated with other transactions and, accordingly, serves to decrease the Company's overall exposure to market risk. The Company attempts to manage its exposure to market risk arising from the use of these financial instruments through various analytical monitoring techniques.

## Note 8. Financial Instruments, *Continued*

In addition, the Company sells securities it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at December 31, 2008, at market values of the related securities and would incur a loss if the market value of the securities were to increase subsequent to December 31, 2008.

**Credit Risk**: Credit risk arises from the potential inability of counterparties to perform in accordance with the terms of the contract. The Company's exposure to credit risk associated with counterparty nonperformance is limited to the current cost to replace all contracts in which the Company has a gain. Exchange traded financial instruments, such as futures and options on futures, generally do not give rise to significant counterparty exposure due to the cash settlement procedures for daily market movements and the margin requirements of the individual exchanges. Also, the Company has entered into certain master netting agreements that provide for net settlement of certain transactions.

**Concentration of Credit Risk**: The Company enters into various transactions with broker-dealers and other financial institutions. Cash and derivative financial instruments on deposit with counterparties may serve to collateralize amounts due and may serve to satisfy margin requirements. In the event these counterparties do not fulfill their obligations, the Company may be exposed to risk. This risk of default depends on the creditworthiness of the counterparties to these transactions. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

The Company maintains deposits with financial institutions in amounts that are in excess of federally insured limits; however, management does not believe that the Company is exposed to any significant credit risk.

## Note 9. Net Capital Requirements

The Company is a broker-dealer subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). Under this rule, the Company is required to maintain "net capital" equal to $250,000 or 6-2/3 percent of "aggregate indebtedness," whichever is greater, as these terms are defined. Net capital and aggregate indebtedness change from day to day, but at December 31, 2008, the Company had net capital and net capital requirements of approximately $47,469,000 and $352,000, respectively. The net capital rule may effectively restrict the withdrawal of equity.

## Note 10. Subsequent Events

Subsequent to year-end, the Parent made capital withdrawals of $10,500,000.

McGladrey & Pullen
Certified Public Accountants

# Gelber Securities, LLC

Statement of Financial Condition

December 31, 2008

Filed as PUBLIC information pursuant to Rule 17a-5(d)
under the Securities Exchange Act of 1934.